DIRECTVIEW, INC.
                        7777 West Camino Real, Suite 200
                              Boca Raton, FL 33433
                                 (561) 750-9777


                                    'CORRESP'


December 7, 2005

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549



  Attention:     Robert Telewicz


         Re:      Directview, Inc. (the "Company")
                  Item 4.02 of Form 8-K filed on November 21, 2005 File Number 001-11115

Ladies and Gentlemen:

         The Company is in receipt of the Staff's letter of comment dated November 28, 2005 pertaining to the Company's Item 4.02 on Form 8-K as filed on November 21, 2005. Following are the Company's responses to the Staff's comments.

Form 8-K

1.       Tell us how you considered the impact of the items noted in your Item
         4.02 8-K on your accounting for restricted investments in marketable securities in the financial statements presented in your Form 10-K for the year ended December 31, 2004.

RESPONSE: We have considered the impact of the items noted in our Item 4.02 8-K on our accounting for restricted investments in marketable securities in the financial statements presented in our Form 10-K for the year ended December 31, 2004. Accordingly, we will amend our consolidated balance sheet as of December 31, 2004 to reflect our investment in restricted marketable securities as an asset. Additionally, we will amend our Form 10-QSB for the period ended March 31, 2005 to reflect the same.

Additionally, we considered EITF 03-1 as of the December 31, 2004 and March 31, 2005 period. According to EITF 03-1, a security is impaired when its fair value is less than its carrying value, and an impairment is other than- temporary if the investor does not have the "ability and intent" to hold the investment until a forecasted recovery of its carrying amount. EITF 03-1 holds that the impairment of each security must be assessed using the ability-and-intent-to-hold criterion regardless of the severity or amount of the impairment. The Company has always intended to hold its investments in marketable securities on a long-term basis and the Company is able to retain its investment in marketable securities for a period of time sufficient to allow for any anticipated recovery in market value.

Paragraph 16 of SFAS 115 and SAB Topic 5M provide that numerous factors must be considered, including the following, in determining whether a decline in value requires a write-down to a new cost basis for an individual security, which we considered:

          o The length of time and extent to which the market value has been less than cost;

          o The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer (e.g., changes in technology, or the planned discontinuance of a line of business); and

          o The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

We have acquired our interest in Langley Park Investment Trust PLC in July 2004 while it was still privately held. Langley Park became publicly traded at the beginning of October 2004. Langley Park has been thinly traded since it became publicly traded. While the market value in this investment has significantly declined since October 2004, the length of time during which the market value has been less than cost is minimal. At the time of the issuance of our December 31, 2004 and March 31, 2005 financial statements, we believed that most of the volume of Langley Park shares was attributable to short-term holders who did not see the long-term potential this company can offer to its shareholders.

At the time of issuance of our December 31, 2004 and March 31, 2005 financial statements, we had no knowledge of any material adverse impact on the financial condition and near-term prospects of Langley Park.

The Company has always intended to hold its investment in Langley Park on a long-term basis. Half of the Company's investment in Langley Park is in an escrow account which may be released in August 2006. Accordingly, at the time of the issuance of our December 2004 and March 31, 2005 financial statements, we intended and were able to retain our investment in Langley Park for a period of time sufficient to allow for any anticipated recovery in market value.

         We note that:

        o We are responsible for the adequacy and accuracy of the disclosure in the filings;

        o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        o We may not asset staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

         We trust the foregoing sufficiently responds to the Staff's comments. If you have any further questions or comments, please contact the undersigned at 561-750-9777.


                                   Very truly yours,


                                   /s/ Jeffrey Robbins
                                   Jeffrey Robbins
                                   President and Principal Executive Officer